Contact

www.linkedin.com/in/jacobpechenik
(LinkedIn)

Top Skills

Sustainable Business

Jacob P.

Lettuce Grow
Los Angeles Metropolitan Area

Experience

Lettuce Grow
Chief Executive Officer
May 2017 - Present (9 years)

Lettuce Grow is on a mission to change the food system by empowering everyone to grow 20% of their own food at home. Our goal is to build an expanding community of passionate growers deeply connected through good food and sustainable living. More and more people want to grow their own food, but the lack of space, time and horticultural knowledge keeps many from making it a reality, so we founded Lettuce Grow to help overcome those obstacles.

The Farm Project
Chief Executive Officer
May 2017 - Present (9 years)
Greater Los Angeles Area

Co-founder & CEO.
Founded with the mission to reconnect people with their food. We want to make it easy for everyone to grow food themselves and connect directly with farmers in their communities. We aim to empower people to ask the right questions – because when we ask the right questions, we can make informed choices and vote with our dollars for a better food system.
Get more information on one way we are achieving this mission:
Launching in Spring 2019 https://www.lettucegrow.com/

Farmhouse Delivery
Chairman of the Board
May 2018 - May 2024 (6 years 1 month)
Austin, Texas Metropolitan Area

Launched in 2009, Farmhouse Delivery is a leading dirt-to-doorstep online grocery and meal delivery service that unearths the good we can do when we choose honest, local food. We connect local farmers and ranchers with communities hungry for healthy, organic fare—as well as curated grocery store items and chef-crafted meal kits. Think of us as an online farmers market and grocery store.

Efficient Organics Inc. - Agua Dulce Farm
Founder
2015 - December 2018 (3 years)
Austin, Texas Area

Agua Dulce Farm is Austin's premier grower and supplier of local and Organic salad greens, herbs and fish - serving many of Austin's favorite restaurants, farmers' markets and grocery stores.

Venture Fourth
President
2011 - September 2017 (6 years)

Film production and finance company that supports high-quality and impactful independent films with over 30 feature films, including Richard Linklater's "Before Midnight," "The Skeleton Twins," starring Bill Hader and Kristen Wiig, James Gray's "The Immigrant," and "Black Or White," starring Kevin Costner and Octavia Spencer.

Yellowjacket Software
Chief Executive Officer
November 2004 - 2011 (7 years)

Co-Founder & CEO
YellowJacket Software (YJS) provides a managed communication and data service for the over-the-counter weather and energy derivatives markets that supports private and flexible transactions while lowering trading, price verification and compliance costs. Since 2004, YJS has fostered weather derivatives market liquidity by helping dealers more quickly spot, evaluate and negotiate trading opportunities and by providing brokers with tools to facilitate more transactions. YJS supports regulatory compliance requirements and integrates with third party content monitoring and archiving solutions. YJS clients include broker/dealers, utilities, hedge funds and institutional investors.

TechTrader
Chief Executive Officer
September 1997 - October 2001 (4 years 2 months)

Co-Founder & CEO
A business-to-business supply chain focused software platform.

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Education

Massachusetts Institute of Technology

Master of Science - MS, Chemical Engineering · (1990 - 1994)